Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Second Quarter 2025 Financial Results

BEIJING, August 14, 2025 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s adult online education market and China’s adult personal interest learning market, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Financial and Operational Snapshots

•	Net revenues were RMB539.0 million (US$75.2 million), compared to RMB492.2 million in the second quarter of 2024.

•	Gross billings (non-GAAP) were RMB400.3 million (US$55.9 million), compared to RMB383.9 million in the second quarter of 2024.

•	Gross profit was RMB469.4 million (US$65.5 million), compared to RMB415.6 million in the second quarter of 2024.

•	Net income was RMB126.6 million (US$17.7 million), compared to RMB82.3 million in the second quarter of 2024.

•	Net income margin[1] was 23.5% in the second quarter of 2025, compared to 16.7% in the second quarter of 2024.

•	New student enrollments[2] were 159,154, compared to 168,296 in the second quarter of 2024.

•	As of June 30, 2025, the Company’s deferred revenue balance was RMB814.3 million (US$113.7 million), compared to RMB916.5 million as of December 31, 2024.

1 Net income margin is defined as net income as a percentage of net revenues.

2 New student enrollments for a given period refer to the total number of orders placed by students that newly enroll in at least one course during that period, including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses, such as “mini courses” and “RMB1 courses”, which we offer in the form of recorded videos or short live streaming, to strengthen our competitiveness and improve customer experience.

“In the second quarter of 2025, our net revenues reached RMB539.0 million, up 9.5% year-over-year, supported by resilient learner demand and the continued expansion of our course offerings. Net income surged to RMB126.6 million, with net income margin expanding to 23.5%—representing a 54.0% increase from the same period last year. This marked a significant step-change in our earnings capacity, reflecting the compounding effects of structural cost optimization, improved gross margin, and greater operating leverage. Our deliberate rebalancing of legacy and emerging businesses, combined with disciplined investment in high-impact areas, is creating meaningful value for both learners and shareholders.

Looking ahead, Sunlands remains committed to responsible and sustainable growth. We will continue to deepen AI integration across core operations, while expanding personalized, outcome-driven learning solutions tailored to the shifting needs of China’s adult learners—ranging from career upskilling to interest-based enrichment and lifelong development,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands.

Mr. Hangyu Li, Finance Director of Sunlands, commented, “Our second quarter results are strong and in line with expectations. This quarter, net revenues rose 10.5% quarter-over-quarter, a direct outcome of our strategic shift toward interest-based courses which now account for 77.6% of total revenues. With positive operating cash flow for eight quarters, we maintained substantial cash reserves as of quarter-end. This strong financial position empowers us to innovate and capture growth opportunities in an increasingly competitive market environment. Moving forward, we remain focused on sustaining high-quality earnings, driving operational efficiency, and making strategic investments in innovation to unlock new areas of growth.”

Financial Results for the second Quarter of 2025

Net Revenues

In the second quarter of 2025, net revenues increased by 9.5% to RMB539.0 million (US$75.2 million) from RMB492.2 million in the second quarter of 2024. The increase was primarily driven by the growth in gross billings from interest courses.

Cost of Revenues

Cost of revenues decreased by 9.1% to RMB69.6 million (US$9.7 million) in the second quarter of 2025 from RMB76.6 million in the second quarter of 2024. The decrease was mainly due to the declined compensation expenses related to headcount reduction of the Company’s teachers and mentors for degree- or diploma-oriented post-secondary courses.

Gross Profit

Gross profit increased by 12.9% to RMB469.4 million (US$65.5 million) in the second quarter of 2025 from RMB415.6 million in the second quarter of 2024.

Operating Expenses

In the second quarter of 2025, operating expenses were RMB342.6 million (US$47.8 million), representing a 1.1% increase from RMB338.9 million in the second quarter of 2024.

Sales and marketing expenses increased by 1.7% to RMB302.5 million (US$42.2 million) in the second quarter of 2025 from RMB297.4 million in the second quarter of 2024.

General and administrative expenses decreased by 2.0% to RMB33.2 million (US$4.6 million) in the second quarter of 2025 from RMB33.8 million in the second quarter of 2024.

Product development expenses decreased by 9.3% to RMB6.9 million (US$1.0 million) in the second quarter of 2025 from RMB7.7 million in the second quarter of 2024. The decrease was mainly due to declined compensation expenses related to headcount reduction of the Company’s product development personnel.

Net Income

Net income for the second quarter of 2025 was RMB126.6 million (US$17.7 million), as compared to RMB82.3 million in the second quarter of 2024.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB18.75 (US$2.62) in the second quarter of 2025.

Cash, Cash Equivalents, Restricted Cash and Short-term Investments

As of June 30, 2025, the Company had RMB586.7 million (US$81.9 million) of cash, cash equivalents and restricted cash and RMB166.6 million (US$23.3 million) of short-term investments, as compared to RMB507.2 million of cash and cash equivalents and RMB276.0 million of short-term investments as of December 31, 2024.

Deferred Revenue

As of June 30, 2025, the Company had a deferred revenue balance of RMB814.3 million (US$113.7 million), as compared to RMB916.5 million as of December 31, 2024.

Share Repurchase

On December 6, 2021, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$15.0 million of Class A ordinary shares in the form of ADSs over the next 24 months. On December 1, 2023, the Company’s board of directors authorized to extend its share repurchase program over the next twenty-four months. As of August 11, 2025, the Company had repurchased an aggregate of 760,155 ADSs for approximately US$4.4 million under the share repurchase program.

Financial Results for the First Six Months of 2025

Net Revenues

In the first six months of 2025, net revenues increased by 1.1% to RMB1,026.6 million (US$143.3 million) from RMB1,015.5 million in the first six months of 2024.

Cost of Revenues

Cost of revenues decreased by 7.7% to RMB142.0 million (US$19.8 million) in the first six months of 2025 from RMB153.8 million in the first six months of 2024. The decrease was mainly due to the declined compensation expenses related to headcount reduction of the Company’s teachers and mentors.

Gross Profit

Gross profit increased by 2.7% to RMB884.7 million (US$123.5 million) from RMB861.7 million in the first six months of 2024.

Operating Expenses

In the first six months of 2025, operating expenses were RMB683.8 million (US$95.5 million), representing a 0.5% increase from RMB680.1 million in the first six months of 2024.

Sales and marketing expenses increased by 0.7% to RMB603.0 million (US$84.2 million) in the first six months of 2025 from RMB599.0 million in the first six months of 2024.

General and administrative expenses increased by 1.8% to RMB67.6 million (US$9.4 million) in the first six months of 2025 from RMB66.4 million in the first six months of 2024.

Product development expenses decreased by 10.1% to RMB13.2 million (US$1.8 million) in the first six months of 2025 from RMB14.7 million in the first six months of 2024. The decrease was mainly due to declined compensation expenses related to headcount reduction of the Company’s product development personnel.

Net Income

Net income for the first six months of 2025 was RMB201.8 million (US$28.2 million), compared with RMB195.0 million in the first six months of 2024.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB29.87 (US$4.17) in the first six months of 2025, compared with RMB28.44 in the first six months of 2024.

Outlook

For the third quarter of 2025, Sunlands currently expects net revenues to be between RMB500 million to RMB520 million, which would represent an increase of 1.8% to 5.8% year-over-year. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.1636 to US$1.00, the effective noon buying rate for June 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 6:00 AM U.S. Eastern Time, (6:00 PM Beijing/Hong Kong time) on August 14, 2025, following the quarterly results announcement.

For participants who wish to join the call, please access the link provided below to complete online registration 15 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link:

https://register-conf.media-server.com/register/BI138527c50562419dbce86de3604c0e10

Additionally, a live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands’ website at https://ir.sunlands.com/.

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is a leader in China’s adult online education market and China’s adult personal interest learning market. With a one to many live streaming platform, Sunlands offers various degree- or diploma-oriented post-secondary courses as well as professional certification preparation, professional skills and interest courses. Students can access the Company’s services either through PC or mobile applications. The Company’s online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company’s proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP operating cost and expenses, non-GAAP income from operations and non-GAAP net income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measures prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, income from operations excluding share-based compensation expenses, and basic and diluted net income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands’ goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in Sunlands’ filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

SOURCE: Sunlands Technology Group

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	507,229	586,394	81,857
Restricted cash	-	353	49
Short-term investments	276,029	166,576	23,253
Prepaid expenses and other current assets	96,916	101,628	14,187
Deferred costs, current	4,139	21,170	2,955
Total current assets	884,313	876,121	122,301
Non-current assets
Property and equipment, net	758,215	744,338	103,906
Intangible assets, net	723	486	68
Right-of-use assets	110,154	107,897	15,062
Deferred costs, non-current	56,657	27,453	3,832
Long-term investments	260,083	346,493	48,369
Deferred tax assets	24,699	23,745	3,315
Other non-current assets	26,319	24,518	3,423
Total non-current assets	1,236,850	1,274,930	177,975
TOTAL ASSETS	2,121,163	2,151,051	300,276

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	404,865	372,379	51,984
Deferred revenue, current	382,047	459,349	64,123
Lease liabilities, current portion	8,317	9,088	1,269
Short-term borrowing	-	20,000	2,792
Long-term debt, current portion	6,154	-	-
Total current liabilities	801,383	860,816	120,168

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current	534,463	354,928	49,546
Lease liabilities, non-current portion	137,040	134,133	18,724
Deferred tax liabilities	5,724	4,508	629
Other non-current liabilities	7,309	7,289	1,018
Long-term debt, non-current portion	35,386	-	-
Total non-current liabilities	719,922	500,858	69,917
TOTAL LIABILITIES	1,521,305	1,361,674	190,085

SHAREHOLDERS’ EQUITY
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 3,131,807 and 3,131,807 shares issued as of December 31, 2024 and June 30, 2025, respectively; 2,600,779 and 2,589,826 shares
outstanding as of December 31, 2024 and June 30, 2025, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2024 and June 30, 2025, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,332,062 and 3,332,062 shares issued and outstanding
as of December 31, 2024 and June 30, 2025, respectively)	1	1	-
Treasury stock	-	-	-
Statutory reserves	11,083	11,083	1,547
Accumulated deficit	(1,840,285)	(1,638,464)	(228,721)
Additional paid-in capital	2,294,381	2,293,508	320,161
Accumulated other comprehensive income	136,164	124,735	17,412
Total Sunlands Technology Group shareholders’ equity	601,345	790,864	110,399
Non-controlling interest	(1,487)	(1,487)	(208)
TOTAL SHAREHOLDERS’ EQUITY	599,858	789,377	110,191
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,121,163	2,151,051	300,276

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2024	2025
	RMB	RMB	US$
Net revenues	492,223	539,015	75,244
Cost of revenues	(76,627)	(69,641)	(9,722)
Gross profit	415,596	469,374	65,522

Operating expenses
Sales and marketing expenses	(297,443)	(302,527)	(42,231)
Product development expenses	(7,657)	(6,946)	(970)
General and administrative expenses	(33,829)	(33,150)	(4,628)
Total operating expenses	(338,929)	(342,623)	(47,829)
Income from operations	76,667	126,751	17,693
Interest income	10,576	6,734	940
Interest expense	(1,516)	(273)	(38)
Other income, net	3,015	7,240	1,011
Loss on disposal of subsidiaries	(250)	-	-
Income before income tax benefit/(expenses)
and loss from equity method investments	88,492	140,452	19,606
Income tax benefit/(expenses)	78	(13,550)	(1,892)
Loss from equity method investments	(6,318)	(257)	(36)
Net income	82,252	126,645	17,678

Less: Net loss attributable to non-controlling interest	-	-	-
Net income attributable to Sunlands Technology Group	82,252	126,645	17,678
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	12.00	18.75	2.62
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,852,828	6,753,895	6,753,895

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Three Months Ended June 30,
	2024	2025
	RMB	RMB	US$
Net income	82,252	126,645	17,678
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	3,715	(7,885)	(1,101)
Unrealized loss on available-for-sale investments, net of tax effect of nil	-	11,311	1,579
Total comprehensive income	85,967	130,071	18,156
Less: comprehensive income attributable to non-controlling interest	-	-	-
Comprehensive income attributable to Sunlands Technology Group	85,967	130,071	18,156

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended June 30,
	2024	2025
	RMB	RMB
Net revenues	492,223	539,015
Less: other revenues	(62,094)	(60,566)
Add: tax and surcharges	15,740	19,761
Add: ending deferred revenue	986,938	814,277
Add: ending refund liability	126,797	77,942
Less: beginning deferred revenue	(1,044,866)	(891,617)
Less: beginning refund liability	(130,840)	(98,516)
Gross billings (non-GAAP)	383,898	400,296

Net income	82,252	126,645
Add: income tax (benefit)/expenses	(78)	13,550
Add: depreciation and amortization	7,362	7,205
Add: interest expense	1,516	273
Less: interest income	(10,576)	(6,734)
EBITDA (non-GAAP)	80,476	140,939

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
Net revenues	1,015,463	1,026,640	143,313
Cost of revenues	(153,790)	(141,977)	(19,819)
Gross profit	861,673	884,663	123,494

Operating expenses
Sales and marketing expenses	(599,018)	(602,971)	(84,172)
Product development expenses	(14,667)	(13,188)	(1,841)
General and administrative expenses	(66,381)	(67,609)	(9,438)
Total operating expenses	(680,066)	(683,768)	(95,451)
Income from operations	181,607	200,895	28,043
Interest income	19,865	12,141	1,695
Interest expense	(3,120)	(680)	(95)
Other income, net	8,795	13,857	1,934
Loss on disposal of subsidiaries	(250)	-	-
Income before income tax benefit/(expenses)
and loss from equity method investments	206,897	226,213	31,577
Income tax benefit/(expenses)	469	(23,324)	(3,256)
Loss from equity method investments	(12,379)	(1,068)	(149)
Net income	194,987	201,821	28,172

Less: Net loss attributable to non-controlling interest	-	-	-
Net income attributable to Sunlands Technology Group	194,987	201,821	28,172
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	28.44	29.87	4.17
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,854,922	6,756,532	6,756,532

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
Net income	194,987	201,821	28,172
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	13,251	(11,481)	(1,603)
Unrealized loss on available-for-sale investments, net of tax effect of nil	-	52	7
Total comprehensive income	208,238	190,392	26,576
Less: comprehensive income attributable to non-controlling interest	-	-	-
Comprehensive income attributable to Sunlands Technology Group	208,238	190,392	26,576

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB
Net revenues	1,015,463	1,026,640
Less: other revenues	(120,968)	(119,486)
Add: tax and surcharges	32,109	42,051
Add: ending deferred revenue	986,938	814,277
Add: ending refund liability	126,797	77,942
Less: beginning deferred revenue	(1,113,923)	(916,510)
Less: beginning refund liability	(143,744)	(112,342)
Gross billings (non-GAAP)	782,672	812,572

Net income	194,987	201,821
Add: income tax (benefit)/expenses	(469)	23,324
Add: depreciation and amortization	14,793	14,423
Add: interest expense	3,120	680
Less: interest income	(19,865)	(12,141)
EBITDA (non-GAAP)	192,566	228,107